

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 14, 2010

Kenneth R. Allen
Vice President – Finance, Chief Financial Officer and Treasurer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

> **Re:** **Texas Industries, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **File No. 1-4887**

Dear Mr. Allen:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED MAY 31, 2009

Item 1. Business
Products, page 3

1. We note your response to our second comment, in which you indicated you do not believe any one of your mines and/or related facilities are material to your company, but that you will provide additional disclosure in your future filings. Supplementally provide a draft of your proposed disclosure and the information, from which you developed this non-materiality conclusion for your vertically integrated limestone/cement, aggregate, expanded shale and clay operations.

Please note your valuation of your mining operations should include the screening, processing, concentrating facilities, kilns, and related infrastructure utilized to the point of your material sales.

In addition, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes your reserves for your Hunter & Midlothian, Texas and Oro Grande, California operations, as required by Section C of Industry Guide 7, Rule 12b-4 of the Exchange Act, or Rule 102 of Regulation S-K. The information requested may include, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2.   We reissue comment 5, unfortunately no additional information was provided with your response letter or separately.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 31, 2009

Note 11. Condensed Consolidating Financial Information, page 19

3.   We note your response to prior comment 19; however, it remains unclear to us how you determined that intercompany receivables and payables should be classified as operating activities in your statement of cash flows. Please advise us how you came to this determination and reference the applicable supporting accounting literature. Please also tell us if and how you considered ASC 830-230-55-2 in your determination.

DEFINATIVE PROXY STATEMENT FILED ON AUGUST 28, 2009

Potential Payments upon Termination of Change-in-Control
Change in Control, page 30

4.   We note your response to comment 21 in our letter dated November 20, 2009. We continue to believe that you should include the total amount to be received by each named executive officer. Consistent with Instruction 1 to Item 402(j) of Regulation S-K, to determine the amount of the monthly payments, you should make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payments (e.g., by assuming payments continue for 180 or 102 months, as the case may be) and disclose the material assumptions underlying such estimates or estimated ranges. Please confirm that you will provide such disclosure in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements or related comments. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with any engineering related questions. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Dietrich King, Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant